September 29, 2009

VIA FACSIMILE (202) 772-9217 and EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Bryan J. Pitko

Re:	Bionovo, Inc.

Registration Statement on Form S-1

Filed September 10, 2009

File No. 333-161816

Dear Mr. Pitko:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act, the Company hereby requests acceleration of the effective date the above-referenced Registration Statement to 2:00 p.m., New York time, Thursday, October 1, 2009 or as soon as practicable thereafter.

In connection with this request, the Company hereby acknowledges the following:

•

should the Commission or the staff, acting pursuant to delegated authority, declare effective the Registration Statement, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring effective the Registration Statement, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please do not hesitate to contact me at (510)-420-4189.

Sincerely,

/s/ Thomas C. Chesterman

Thomas C. Chesterman Senior Vice President and Chief Financial Officer

cc:	Isaac Cohen

Robert C. Cohen